FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 August 05, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.01         RNS Announcement, re: Section 198 Notice dated 05 August 2005



5 August 2005




                         British Energy Group plc



UK COMPANIES ACT 1985 - SECTIONS 198-202 - British Energy Group plc (the "Company")


In accordance with Section 198-202 of the UK Companies Act 1985, the Company has received notification from Deutsche Bank AG as follows:

That on the basis that the relevant issued share capital of the Company is 566,342,332 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in the shares amounting to 14.82%. The total interest is in 83,916,879 shares registered in the names and in the amounts as set out in the Schedule below.


Companies with the Group acting as Fund Managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.


Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.


Held as Principal                                                 No of Shares
Deutsche Bank AG London                                             71,365,388

Held in Customer Portfolios
DWS Investment GmBH                                                 12,000,000
DWS Polska TFI SA                                                       10,491
DWS SICAV                                                              384,000
Deutsche Asset Management International GmbH                            72,000
DWS Investments Italy SGR SpA                                           85,000

TOTAL                                                               83,916,879




On 29 July 2005, the Company disclosed that Deutsche Bank AG had a notifiable interest in 86,246,134 shares (15.22%), of which 75,259,871 were held as principal.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 05, 2005                     BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations